Exhibit (a)(1)(F)

FORM OF AMENDMENT(S) TO STOCK OPTION AGREEMENTS AND
PROMISE TO MAKE CASH PAYMENT

To:
From:       Juniper Networks, Inc.
Date:
Subject:     Amendment of Your Stock Options

You have elected to participate in the Offer to Amend the Exercise Price of Certain Options to have certain of your options repriced. We have accepted your election with respect to the options listed on the attached Schedule of Amended Options and Cash Payments (the “Options”). These Options are now exercisable at the amended exercise price as listed on the attached Schedule of Amended Options and Cash Payments.

In exchange for your agreement to amend your options to purchase shares of Juniper Networks, Inc. common stock, as indicated by your Election Agreement, Juniper hereby promises to pay you a cash payment for them as described on the Schedule of Amended Options and Cash Payments attached hereto.

If you are subject to taxation in the U.S., any such payment will be paid, less applicable tax withholding, on the first payroll date in 2008. If you are subject to taxation in Canada but not in the U.S., the cash payment will be paid, less applicable tax withholding, promptly following the amendment date of this offer. The payments due to you are shown on the attached Schedule of Amended Options and Cash Payments. These payments are not subject to vesting.

This memo acts as an amendment to each of your Options. To the extent not amended by this memo, your Options will continue to be subject to the terms and conditions of the Juniper Networks, Inc. stock plan under which the original options were granted.

This memo is subject to the terms and conditions of the offer as set forth in: (1) The Offer to Amend the Exercise Price of Certain Options; (2) the e-mail from Mitchell Gaynor dated March 12, 2007; and (3) the Election Agreement, which includes both the intranet page containing the addendum/options history and accept/reject icons and the election agreement terms and conditions (collectively, the “Offer Documents”), all of which are incorporated herein by reference. This memo and the Offer Documents reflect the entire agreement between you and Juniper Networks, Inc. with respect to this transaction. This memo may be amended only by means of a writing signed by you and an authorized officer of Juniper Networks, Inc.

JUNIPER NETWORKS, INC.

By:
Date:

Title:

1194 N. Mathilda Avenue Sunnyvale, CA 94089-1206 www.juniper.net main: 408/745-2000 fax: 408/745-2100

Schedule of Amended Options and Cash Payments

Name: [Jane Doe]
Employee Id: [000-00-000]

Options History

Grant Number	Original # of Options Granted	Original Date of Grant	Original Price at Grant	Correct Measurement Date	New Exercise Price Per Share	# of Options Adjusted	Increase in Exercise Price per Share	Cash Payment
[INSERT GRANT NUMBER]	[INSERT ORIGINAL # OF OPTIONS GRANTED]	[INSERT ORIGINAL GRANT DATE]	[INSERT ORIGINAL PRICE AT GRANT]	[INSERT CORRECT MEASUREMENT DATE]	[INSERT NEW EXERCISE PRICE PER SHARE]	[INSERT # OF OPTIONS ADJUSTED]	[INSERT INCREASE IN EXERCISE PRICE PER SHARE]	[INSERT CASH PAYMENT]

Total Cash Payment to Employee (USD):
Updated By:
[INSERT NAME]